Royer Cooper Cohen Braunfeld, LLC

101 West Elm Street, Suite 400

Conshohocken, Pennsylvania 19428

VIA EDGAR CORRESPONDENCE

July 16, 2021

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549-3628

Attention:	Jason Drory
Christine Westbrook

Re:	Cellect Biotechnology Ltd.
Registration Statement on Form F-4
Filed June 16, 2021
File No. 333-257144

Dear Mr. Drory and Ms. Westbrook:

On behalf of Cellect Biotechnology Ltd. (the “Company”), we are responding to the comments contained in the letter dated June 30, 2021, from the staff of the U.S. Securities and Exchange Commission to Dr. Shai Yarkoni, Chief Executive Officer of the Company (the “Comment Letter”), relating to the above filing (the “Registration Statement”).

For your convenience, we have repeated in bold type each of the comments and requests for additional information exactly as set forth in the Comment Letter and the Company’s response thereto immediately below the comment or request.

The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

Registration Statement on Form F-4 filed June 16, 2021

Agenda Items, page 2

1.	In bullet (iii), please quantify the dollar value (or range of values) Dr. Shai Yarkoni may receive pursuant to the Letter Agreement. In addition, please file the Letter Agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Dr. Yarkoni is entitled to receive a bonus payment (the “Bonus”) upon the occurrence of certain events delineated under the Amended and Restated Share Transfer Agreement (the “Share Transfer Agreement”) between the Company and EnCellX, Inc.

U.S. Securities and Exchange Commission

July 16, 2021

(“EnCellX”) and the Letter of Agreement among the Company, EnCellX and Dr. Yarkoni (the “Letter Agreement”). As we discussed with Mr. Drory in a telephone conference on July 8, 2021, the Bonus is contingent, and the Company cannot calculate or estimate the dollar value or a range of potential dollar values of the Bonus, given the significant uncertainties and risks relating to the future business of EnCellX and Cellect Biotherapeutics Ltd. (the “Subsidiary”) and the Subsidiary’s technology. As discussed, the Company has revised the discussion in the Registration Statement relating to the Letter Agreement to expressly address that point. See “THE SPECIAL MEETING OF CELLECT’S SHAREHOLDERS – APPROVAL OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS – Letter of Agreement with Dr. Shai Yarkoni” and “MATTERS BEING SUBMITTED TO A VOTE OF CELLECT’S SHAREHOLDERS – Approval of the Merger and the Related Agreements and Transactions – Letter of Agreement with Dr. Shai Yarkoni” in Amendment No. 1. The Company submits that bullet (iii) is not a suitable location in the Registration Statement for such disclosure.

The Company has filed a copy of the Letter Agreement as exhibit number 2.5 to Amendment No. 1.

2.	In bullet (vi), please update your disclosure regarding the Contingent Value Rights Agreement (the “CVRs”) to clearly describe the specific contingent value rights holders of the CVRs have the right to receive, including quantifying the (i) royalty percentage of net sales, (ii) milestone payments, (iii) exit fee and (iv) license fees referenced at the top of page 83.

The Company has added disclosure in Amendment No. 1 to describe in more detail the consideration payable pursuant to the Share Transfer Agreement. The Registration Statement clearly states that CVR holders are entitled to receive the consideration received by the Company pursuant to the Share Transfer Agreement. See “THE SPECIAL MEETING OF CELLECT’S SHAREHOLDERS – APPROVAL OF THE MERGER AGREEMENT AND RELATED TRANSACTIONS – Share Transfer Agreement” and “MATTERS BEING SUBMITTED TO A VOTE OF CELLECT’S SHAREHOLDERS – Approval of the Merger and the Related Agreements and Transactions – Share Transfer Agreement” in Amendment No. 1. The Company submits that bullet (vi) is not a suitable location in the Registration Statement for such disclosure.

General

3.	We note that you have signed an Amended and Restated Share Transfer Agreement to sell the entire share capital of your subsidiary company, Cellect Biotherapeutics Ltd., which will retain all of its existing assets, to EnCellX, Inc. Given Dr. Shai Yarkoni’s prospective position with EnCellX, please file a Schedule 13-e3 or provide us with your analysis as to why Rule 13-3 does not apply.

U.S. Securities and Exchange Commission

July 16, 2021

The Company submits that Rule 13e-3 under the Securities Exchange Act of 1934 (“Rule 13e-3”) does not apply to the sale (the “Sale”) by the Company to EnCellX of all of the share capital of Cellect Biotherapeutics Ltd. (the “Subsidiary”).

Neither EnCellX nor its principal, Mr. Aditya Mohanty, is an affiliate of the Company or the Subsidiary. Although the Company expects that Dr. Yarkoni will continue to manage the Subsidiary and will serve as the Chief Technology Officer of EnCellX following the Sale and Dr. Yarkoni may be entitled to the Bonus upon certain events, the amount of which is determinable by reference to a percentage of the share capital of EnCellX, the Company expects that Dr. Yarkoni will not be or become an owner of EnCellX or the Subsidiary at the time of the Sale and is not aware of any agreement or intention for Dr. Yarkoni to become an owner of either company. Dr. Yarkoni is not directly or indirectly purchasing any of the share capital of the Subsidiary pursuant to the Share Transfer Agreement.

In addition, while the Sale will be a sale of all or substantially all of the Company’s current assets, the Sale will occur concurrently with the merger (the “Merger”) of CELLMSC, Inc. and Quoin Pharmaceuticals, Inc. (“Quoin”), pursuant to which Quoin will become a wholly-owned subsidiary of the Company. Thus, the Merger and the Sale, when viewed together, are a combination of transactions pursuant to which the Company will acquire new technology and pursue a new line of business with the assets of Quoin. Pursuant to Section 3.01 of the Share Transfer Agreement, the closing of the Sale shall be held concurrently with the closing of the Merger. Pursuant to Section 3.04 of the Share Transfer Agreement, if the Merger does not close, the Share Transfer Agreement will terminate and have no further force and effect.

The Sale is not a transaction that has a reasonable likelihood or purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(ii). The Subsidiary is not a public entity. As noted above, the Sale is conditioned on the Merger closing. Furthermore, the conditions precedent to the obligations of the parties to consummate the Merger include Section 6.3 of the Agreement and Plan of Merger, which states: “(a) the existing ADRs have been continually listed on The NASDAQ Capital Market as of the date of this Agreement through the Closing Date, (b) the ADRs to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on the NASDAQ Capital Market as of the Effective Time, and (c) the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).” If such condition is not satisfied, the Merger will not close, the Sale will not close, and the Company expects that the Company’s ADSs will continue trading on The NASDAQ Capital Market, as they do now.

4.	Please provide updated interim financial information for Quoin Pharmaceuticals, Inc. here and throughout the filing. Refer to General Instruction C.1(d) of Form F-4 and Item 17(b)(8) of Form S-4.

U.S. Securities and Exchange Commission

July 16, 2021

The Company intends to file with the next amendment to the Form F-4 the interim financial data for Quoin Pharmaceuticals, Inc. and include reference thereto throughout the filing.

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Please direct any questions with respect to the foregoing responses to Brian Vargo at the address above, by e-mail to bvargo@rccblaw.com, or by telephone at (610) 629-6919.

Sincerely,

/s/ Brian S. Vargo